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VIA EDGAR

August 19, 2020

Shannon Menjivar

Jeffrey Lewis

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:MGM Resorts International

Form 10-K for the year ended December 31, 2019
Filed February 27, 2020

File No. 001-10362

Dear Ms. Menjiver and Mr. Lewis:

Enclosed for filing with the Securities and Exchange Commission on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated August 14, 2020. The Commission’s letter set forth a specific comment (the “Comment”) on the Company’s Form 10-K for the year ended December 31, 2019.

Set forth below is the Company’s response to the Comment, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comment, the original comment is included at the beginning of the response.

Form 10-K for the year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Adjusted EBITDAR , page 37

1.	We note your presentation of Adjusted EBITDAR and that management uses Adjusted

Property EBITDAR as the primary profit measure for your reportable segments. Please

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note the presentation of the total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the footnote is considered a presentation of a non-

GAAP financial measure. In future filings, please revise your presentation accordingly.

Refer to Question 104.04 of the Compliance & Disclosure Interpretations for Non-GAAP

Financial Measures.

In future filings, the Company will revise its presentation of Adjusted EBITDAR to remove the subtotal of its reportable segments’ Adjusted Property EBITDAR.

Non-GAAP Measures , page 40

2. We note your response to comment 1. In future filings, please limit your presentation of

Adjusted EBITDAR to the most current period presented.

In future filings, the Company will revise its presentation of Adjusted EBITDAR to present an Adjusted EBITDAR total only for the most current period.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller

Rod Miller

Copies to:	William J. Hornbuckle
Corey Sanders
John M. McManus
Robert C. Selwood

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